FORM 3


OMB APPROVAL
OMB NUMBER            3235-0104
EXPIRES:              APRIL 30, 1997
ESTIMATED AVERAGE
BURDEN HOURS PER
RESPONSE..............0.5


                 U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.     Name and Address of Reporting Person

       MERCK KGAA
       FRANKFURTER STRASSE 250
       D-64293 DARMSTADT, GERMANY

2.     Date of Event Requiring Statement (Month/Day/Year)

       2/12/97

3.     IRS or Social Security Number of Reporting Person (Voluntary)

       N/A

4.     Issuer Name and Ticker or Trading Symbol

       BIOSITE DIAGNOSTICS INCORPORATED - BSTE

5.     Relationship of Reporting Person to Issuer (Check all applicable)

       ___ Director, ___ Officer (give title below),  ___ 10% Owner,
       <check> Other (specify below)

6.     If Amendment, Date of Original (Month/Day/Year)

	2/17/97

TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.     Title of Security (Instr. 4)

       COMMON STOCK

2.     Amount of Securities Beneficially Owned (Instr. 4)

       1,187,667 SHARES

3.     Ownership Form:  Direct (D) or Inidrect (I)  (Instr. 5)

       D

4.     Nature of Indirect Beneficial Ownership (Instr. 5)


                                                                SEC 1473 (8/92)

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 4)

       NO DERIVATIVE SECURITIES OWNED
2.     Date Exercisable and Expiration Date (Month/Day/Year):

       Date Exercisable:

       Expiration Date:

3.     Title and Amount of Securities Underlying Derivative Security (Instr. 4)

       Title:

       Amount or Number of Shares:

4.     Conversion or Exercise Price of Derivative Security

5.     Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
       (Instr. 5)

6.     Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses: PRIOR TO THE AN INITIAL PUBLIC OFFERING ("IPO") AND IN RELATION THERETO, THE ISSUER FILED FORM S-1 (FILE NO. 333-17657) WITH THE S.E.C. ON DECEMBER 11, 1996 (EFFECTIVE DATE: FEB. 12, 1997). IMMEDIATELY PRIOR TO THE IPO, MERCK KGAA WAS THE BENEFICIAL OWNER OF 1,041,667 SHARES OF COMMON STOCK (APPROXIMATELY 10.5%) OF THE ISSUER, OBTAINED AS THE RESULT OF THE AUTOMATIC CONVERSION OF ITS SERIES E PREFERRED STOCK INTO COMMON STOCK IN THE IPO, PURSUANT TO THE STOCK PURCHASE AGREEMENT, DATED AS OF NOVEMBER 25, 1992, BETWEEN THE ISSUER AND MERCK KGAA. IN THE COURSE OF THE IPO, MERCK KGAA ACQUIRED AN ADDITIONAL 146,000 SHARES OF COMMON STOCK AT A PRICE OF $12.00 PER SHARE DIRECTLY FROM THE ISSUER. SUBSEQUENT TO THE IPO, THE REPORTING PERSON HELD IN THE AGGREGATE AN APPROXIMATELY 9.3% OWNERSHIP POSITION IN THE ISSUER. BOX 3 IS NOT APPLICABLE BECAUSE THE REPORTING PERSON IS A GERMAN CORPORATION AND DOES NOT HAVE AN I.R.S. NUMBER.


** Intentional misstatements or                     /S/ KLAUS-PETER BRANDIS             3/7/97
   ommissions of facts constitute		    _______________________________    _______
   Federal Criminal Violations.                     **Signature of Reporting Person      Date
    				                    By: Klaus-Peter Brandis



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.




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                                                                SEC 1473 (8/92)